St. JOSEPH BANCORP, INC.
1901 Frederick Avenue
St. Joseph, Missouri 64501

November 7, 2008

Via Facsimile and Edgar
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	St. Joseph Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-153541)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

St. Joseph Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 12, 2008 at 11:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

\s\ Ralph E. Schank
Ralph E. Schank
President and Chief Executive Officer

[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

November 7, 2008

Via Facsimile and Edgar
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	St. Joseph Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-153541)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join St. Joseph Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. on November 12, 2008, or as soon thereafter as may be practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
By: Sandler O’Neill & Partners Corp.,
the sole general partner

\s\ Christopher J. DeCresce
Name: Christopher J. DeCresce
Title: Authorized Signatory